Exhibit (a)(1)(viii)
IMMEDIATE ATTENTION REQUIRED
August 14, 2008

Re:	Exchange Offer
Dear Plan Participant:
     The enclosed Offer to Exchange, dated August 11, 2008, as it may be amended or supplemented from time to time (the “Exchange Offer Prospectus”), describes the offer (the “Exchange Offer”) by MetLife, Inc., a Delaware corporation (“MetLife”), to exchange up to 29,243,539 shares of class B common stock, par value $0.01 per share, of Reinsurance Group of America, Incorporated (“RGA”) (“RGA Class B Stock”), a Missouri corporation, for outstanding shares of MetLife common stock, par value $0.01 per share (“MetLife Shares”), that are validly tendered and not properly withdrawn, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus and in the related letter of transmittal. Our records reflect that, as a participant in one or more of the Savings and Investment Plan for Employees of Metropolitan Life, New England Life Insurance Company Agents’ Deferred Compensation Plan and Trust, New England Life Insurance Company Agents’ Retirement Plan and Trust or the New England Life Insurance Company 401(k) Savings Plan and Trust (as applicable to you, the “Plan”), a portion of your individual account under the Plan is invested in the MetLife Company Stock Fund (“Stock Fund”).
     As described below, you have the right to instruct The Bank of New York Mellon (“Trustee” or “BNY Mellon”), as the trustee for the Plan, regarding whether to tender the MetLife Shares (other than fractional shares) attributable to your individual account under the Plan. You will need to complete the enclosed Direction Form and return it to the Trustee’s tabulator in the enclosed return envelope so that it is RECEIVED no later than 5:00 p.m., New York City time, on Monday, September 8, 2008.
     The remainder of this letter summarizes your rights under the Plan and the procedures for completing and submitting the Direction Form. The description of the transaction or its terms in this letter is incomplete, and is qualified in its entirety by reference to the Exchange Offer Prospectus.
BACKGROUND
     To understand the Exchange Offer and for a complete description of its terms and conditions, you should carefully read the entire Exchange Offer Prospectus. The Exchange Offer is being made in conjunction with a recapitalization of the common stock of RGA into two classes – RGA class A common stock (the “RGA Class A Stock”) and the RGA Class B Stock (the “Recapitalization”). In the Recapitalization, each outstanding share of RGA common stock will be reclassified as one share of RGA Class A Stock. MetLife and its subsidiaries currently hold approximately 52% of the outstanding RGA common stock, and immediately after the Recapitalization, MetLife and its subsidiaries will exchange each share of their RGA Class A Stock (other than 3 million shares of RGA Class A Stock) with RGA for one share of RGA Class B Stock. In the Exchange Offer, MetLife is making an offer to MetLife stockholders to acquire their MetLife Shares in exchange for all of the 29,243,539 shares of RGA Class B Stock that MetLife and its subsidiaries will hold after the Recapitalization. In the Exchange Offer, MetLife is offering the RGA Class B Stock at a discount to the per share value of the RGA Class B Stock, subject to a limit on the number of shares of RGA Class B Stock per share of the MetLife Shares that may be received by tendering MetLife stockholders (see the Exchange Offer Prospectus for details about the discount being offered). Note that the final exchange ratio of the number of shares of RGA Class B Stock that tendering MetLife stockholders will receive for each MetLife Share accepted in the Exchange Offer will be available at www.dfking.com/metlife and by press release no later than 4:30 p.m., New York City time, on the expiration date of the Exchange Offer. If the Exchange Offer is oversubscribed, the tendered MetLife Shares will be subject to proration when the Exchange Offer expires. MetLife stockholders who directly or beneficially own fewer than 100 MetLife Shares may, subject to certain restrictions, request that their MetLife Shares not be subject to proration (“Odd Lot Preference”). MetLife’s obligation to accept MetLife Shares is subject to conditions specified in the Exchange Offer Prospectus, which you should review in detail.
     Participation in the Exchange Offer, and an investment in RGA Class B Common Stock, has certain potential risks associated with it. For example, as explained further in the Exchange Offer Prospectus, there is currently no trading market for RGA Class B Common Stock and MetLife and RGA cannot predict the prices at which RGA Class B Common Stock will trade after the Exchange Offer. You should read the Exchange Offer Prospectus in order to understand the potential risks associated with the Exchange Offer.
     MetLife will also announce whether the limit on the number of shares that can be received for each MetLife Share tendered is in effect at the expiration of the originally contemplated exchange offer period. If the limit is in effect at that time, then the exchange ratio will be fixed at the limit and the Exchange Offer will be extended until 12:00 midnight, New York City time, at the end of the second trading day following the Expiration Date. During this “maximum limit” extension, Plan participants will be permitted to withdraw previously tendered shares or reduce the number of shares previously tendered but any such direction must be received by the Trustee’s tabulator by 5:00 p.m., New York City time on the business day preceding the extended expiration date for the Exchange Offer. No new tender offers of MetLife Shares will be accepted during this extension.
     The Exchange Offer is being made available with respect to all outstanding MetLife Shares, including those MetLife Shares held by each Plan. As of June 30, 2008 the Plans held approximately 5.04 million MetLife Shares (in aggregate) allocated to participant accounts. Only BNY Mellon, as Trustee of the Plan, can tender these MetLife Shares in the Exchange Offer on behalf of Plan participants. MetLife Shares held by the Plan are held in the Stock Fund, a fund that is invested primarily in shares of MetLife,

Inc. common stock (and some cash for liquidity). Participants’ interests in the Stock Fund are denominated in “equity investment units” that will increase or decrease in value based on the market value of MetLife, Inc. common stock.
     Nonetheless, as a participant in the Plan, you have the right to direct the Trustee whether to tender some or all of the MetLife Shares represented by the equity investment units credited to your account in the Plan in exchange for RGA Class B Stock. Unless otherwise required by applicable law, the Trustee will tender MetLife Shares attributable to participant accounts in accordance with participant instructions and the Trustee will not tender MetLife Shares attributable to participant accounts for which it does not receive timely instructions. If you do not complete the enclosed Direction Form and return it to the Trustee’s tabulator on a timely basis, you will be deemed to have elected not to participate in the Exchange Offer and no MetLife Shares attributable to your Plan account will be tendered.
FOLLOWING YOUR DIRECTIONS
     The Plans are participant-directed plans and designed to comply with section 404(c) of the Employee Retirement Income Security Act (ERISA). The opportunity to tender MetLife Shares in this Exchange Offer is being passed through to each participant who, for these purposes, acts as a named fiduciary of his or her Plan account. Neither MetLife nor the Plan’s Administrator, acting independently from MetLife (the owner of the RGA Class B Stock subject to this Exchange Offer), offers any opinion as to whether a Plan participant should or should not tender the MetLife Shares represented by the equity investment units credited to his or her Plan account.
     The enclosed Direction Form allows you to specify the number of MetLife Shares represented by the equity investment units credited to your account that you wish to tender. As detailed below, if you direct the Trustee to tender MetLife Shares, the Trustee may be required to tender MetLife Shares on terms different than those set forth on your Direction Form.
     Unless otherwise required by applicable law, BNY Mellon will not tender MetLife Shares for which it has received no direction, or for which it has received an invalid Direction Form. Neither BNY Mellon nor the Plan Administrator makes any recommendation as to whether to direct the tender of MetLife Shares or whether to refrain from directing the tender of MetLife Shares. EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISION.
     It is anticipated that shares of RGA Class B Stock received by the Plan in the Exchange Offer will be held in a newly established investment fund, to be known as the RGA Frozen Fund. Participants in the Plan, with or without balances in the RGA Frozen Fund, will not be permitted to transfer amounts from other investment funds in the Plan to the RGA Frozen Fund and will not be permitted to direct the investment of future contributions into the RGA Frozen Fund. Participants in the Plan with balances in the RGA Frozen Fund as a result of the Exchange Offer may transfer or withdraw balances out of the RGA Frozen Fund as allowed by the Plan.

     It is also anticipated that the RGA Frozen Fund will have a relatively high risk and return profile. Because the fund is an undiversified single-stock investment, concentrating your savings in any single stock should be considered a high-risk, high-potential return investment. Principal is not guaranteed and negative quarterly returns over multiple periods may occur.
CONFIDENTIALITY
     To assure the confidentiality of your decision, the Trustee and its affiliates or agents will tabulate the Direction Forms. Neither the Trustee nor its affiliates or agents will disclose your individual direction to MetLife or any of its affiliates, except as necessary to accomplish the transactions contemplated in the Exchange Offer.
PROCEDURE FOR DIRECTING TRUSTEE
     Enclosed is a Direction Form that should be completed and returned to the Trustee’s tabulator. If you do not properly complete the Direction Form or do not return it by the deadline specified, such MetLife Shares will be considered NOT TENDERED.
     You should retain a copy of the Direction Form for your records. To properly complete your Direction Form you must do the following:
(1)	Date and sign the Direction Form in the space provided.

(2)	On the face of the Direction Form, check Box 2 or 3.
•	CHECK BOX 2 if you would like ALL of the MetLife Shares represented by the equity investment units credited to your individual account tendered for exchange in accordance with the terms of the Exchange Offer. Keep in mind that fractional shares will not be tendered and a small balance may remain in your MetLife Company Stock Fund Account

•	CHECK BOX 3 if you do want some of the MetLife Shares represented by the equity investment units credited to your individual account tendered for exchange in accordance with the terms of the Exchange Offer and specify the number (in whole numbers) of MetLife Shares represented by the equity investment units credited to your individual account that you want to tender. See the note below about specifying a number of shares.
(3)	As an option, you may check Box 4 in addition to Box 2
•	BOX 4: Participants who own fewer than 100 MetLife Shares represented by the equity investment units credited to your individual account (“Odd Lot Preference”) and wish to tender all of their MetLife Shares may check Box 4 entitled “Odd Lot Preference” on the Direction Form. Such participants will receive preferential treatment if the Exchange Offer is oversubscribed, in that all such MetLife Shares tendered will be accepted for exchange and will not be subject to proration.
(4)	Return the Direction Form in the enclosed return envelope so that it is RECEIVED by the Trustee’s tabulator at the address on the return envelope (BNY Mellon Shareowner Services, P.O. Box 3353, South Hackensack, NJ 07606-3353. Attn: Corporate Actions Dept.) no later than 5:00 p.m. New York City time, on Monday, September 8, 2008. If you wish to return the form by overnight courier, please send it to the Trustee’s tabulator at (BNY Mellon Shareowner Services, 480 Washington Boulevard, Attn: Corporate Actions Dept., 27th Floor, Jersey City, New Jersey 07310). Directions to tender via facsimile will not be accepted.

(5)	If you would like to withdraw a previous tender of MetLife Shares, you must submit a Withdrawal Form that is RECEIVED by the Trustee’s tabulator at the address on the return envelope or the overnight address (see above) no later than 5:00 p.m. New York City time, on Monday, September 8, 2008.
WITHDRAWALS
     Your direction to tender will be deemed irrevocable unless withdrawn by 5:00 p.m., New York City time, on Monday, September 8, 2008, unless the Exchange Offer is extended in accordance with the terms and conditions described in the enclosed Exchange Offer Prospectus.
     If the Exchange Offer is extended because the “maximum limit” has been reached or a “market disruption event” has occurred, you may withdraw your instruction to tender but may not tender new or additional MetLife Shares not previously tendered. Your Withdrawal Form must be received by the Trustee’s tabulator no later than 5:00 p.m., New York City time on the business day preceding the extended expiration date for the Exchange Offer.
     In order to make an effective withdrawal of previously tendered MetLife Shares, you must submit a Withdrawal Form (enclosed). Upon receipt of a completed and signed Withdrawal Form, your previous direction will be deemed canceled. You may direct the re-tendering of any MetLife Shares represented by the equity investment units credited to your individual account by repeating the previous instructions for directing tenders as set forth in this letter. You may also withdraw your direction to tender by faxing the Withdrawal Form to the Trustee’s tabulator at (201) 680-4630 (Note that you may not provide your initial instruction to tender shares by fax). Any offer to tender shares via fax, unless withdrawing, will be deemed invalid. Your Withdrawal Form must be received by the applicable deadlines noted above to be effective. You can call (201) 680-4860 to confirm the receipt of your Withdrawal Form only. No tender offers or withdrawals will be accepted via telephone.
     After the deadline above for returning the Direction Form and/or Withdrawal Form to the Trustee’s tabulator, the Trustee and its affiliates or agents will complete the tabulation of all directions. The Trustee will tender the appropriate total number of MetLife Shares on behalf of the Plan as a whole.
     For any MetLife Shares in the Plan that are tendered and accepted by MetLife, MetLife will transfer RGA Class B Stock to the Plan, subject to the terms and conditions described in the Exchange Offer Prospectus (including the proration rules described above). INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT, HOWEVER, RECEIVE ANY RGA CLASS B STOCK DIRECTLY. ALL SUCH SHARES AND OTHER PROCEEDS OF THE EXCHANGE OFFER WILL REMAIN IN THE PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN. Any MetLife Shares represented by the equity investment units credited to your account that are not exchanged for RGA Class B Stock in the Exchange Offer will remain allocated to your individual account under the Plan.
     Please note that only a whole number of MetLife Shares may be tendered in the Exchange Offer and only a whole number of shares of RGA Class B Stock will be received in the Exchange Offer. For this purpose, fractional MetLife Shares represented by the equity investment units credited to your account in the Plan are not eligible to be tendered.
EFFECT OF THE OFFER ON YOUR ACCOUNT
          If you have provided a valid instruction to tender any of the MetLife Shares represented by the equity investment units credited to your account, all transfers out, withdrawals, loans and distributions involving the Stock Fund will be unavailable to you for a period of time beginning at 4:00 p.m., New York City time on September 9, 2008. Any transaction activity out of the Stock Fund will not be permitted and all outstanding orders to sell your interests in the Stock Fund will be cancelled as of 4:00 p.m., New York City time, on September 8, 2008.
          Balances in the Stock Fund will be utilized to calculate amounts eligible for loans and withdrawals throughout this restriction period. These restrictions will apply ONLY TO THOSE PARTICIPANTS WHO ELECT TO TENDER. If you decide to tender, before the tender deadline, you should evaluate the appropriateness of your current investment decisions given your inability to make changes during this period. Please note that these restrictions DO NOT impact your ability to invest new contributions in or transfer funds INTO the Stock Fund.
          Upon completion of the exchange, the RGA Frozen Fund will be established within the Plan to hold the shares of RGA Class B Stock received by the Plan as a result of the Exchange Offer. Similar to the Plan accounting method used by the Stock Fund, the RGA Frozen Fund will be comprised of both RGA Class B Stock and a cash component in order to satisfy participant transactions. Participants’ interests in the RGA Frozen Fund will also be denominated in equity units that will increase or decrease in value based on the market value of RGA Class B Stock.
          It is anticipated that the processing and crediting of units of the RGA Frozen Fund into participants’ accounts will be completed 1 to 2 business days after receipt by the Plan of the RGA Class B Stock.

     If you are a participant in the Savings and Investment Plan for Employees of Metropolitan Life you can contact the Retirement Benefits Service Center at 800-677-5678 or log on to the plan website at www.yourretirementbenefits.net/metlife after the reinvestment is complete to learn the effect of the tender on your account.
     If you are a participant in any of the New England Life Insurance Company plans you can call 800-338-4015 to access the KeyTalk system or log on to the plan website at www.gwrs.com after the reinvestment is complete to learn the effect of the tender on your account.
     The RGA Frozen Fund is not intended to be a long-term investment option under the Plan and therefore, will not accept any new monies after the initial share deposit. If, as of the date that the RGA Frozen Fund is terminated as a Plan investment fund, you have not transferred your holdings from the RGA Frozen Fund to another investment fund offered under the Plan, your balance in the RGA Frozen Fund will be liquidated and transferred to a Fund which is selected by the Plan Administrator.
     While participants will not recognize any immediate tax gain or loss as a result of the tender offer, the tax treatment of future withdrawals or distributions from the Plan may be adversely impacted by a tender and sale of shares within the Plan. Specifically, under current federal income tax rules, if you receive from the Plan a lump sum distribution that includes the MetLife Shares that have increased in value while they were held by the Plan, under certain circumstances, you may have the option of deferring paying taxes on this increase in value, until you sell the shares. This is referred to as net unrealized appreciation. When the shares are sold, any gain up to the amount of the untaxed net unrealized appreciation is taxed as long-term capital gain. If shares credited to your individual Plan account are tendered by you and accepted by MetLife in the Exchange Offer, you will no longer be able to take advantage of this tax benefit on those MetLife Shares. Please note that if you receive a distribution from the Plan and have amounts invested in the RGA Frozen Fund, you will receive only the cash proceeds resulting from the sale of the RGA Class B Stock and will not be able to benefit from net unrealized appreciation with respect to the RGA Class B Stock.
PROCEDURE FOR VALUING THE EXCHANGE OF SHARES
     Within the Plan, balances held in the Stock Fund are valued based on a number of units and daily unit value. As such, you do not actually hold MetLife common stock, but rather share in a fund that primarily invests in MetLife common stock. As a result of this unit valuation, the following process will be used to determine the final value of your account to be liquidated from the Stock Fund and the value of the account to be created in the new RGA Frozen Fund.
     Valuing the Shares to be Tendered from the Stock Fund. Upon final determination by the Exchange Agent of the number of MetLife Shares available for exchange, the value of each participant’s shares to be exchanged will be converted to a dollar amount based on the closing market price of MetLife common stock as of the day of the actual share exchange. The value of those shares is expected to be removed from your Stock

Fund account within two (2) business days of the MetLife Shares being removed from the Plan Trust.
     Example – if the MetLife Shares are removed from the Stock Fund (exchanged) on Wednesday, September 17, 2008, the value of the participant’s Stock Fund account to be liquidated will be based on the number of individual shares tendered multiplied by the closing price of MetLife common stock on that Wednesday, the day of the share exchange. The actual liquidation of equity investment units in your account may not be processed until the trading day following the removal of the MetLife Shares from the Plan Trust (Thursday).
     Valuing the new RGA Frozen Fund. Upon final determination by the Exchange Agent of the amount of RGA Class B Stock to be received, the value of each participant’s RGA Class B Stock will be converted to a dollar amount based on the first available closing market price of RGA Class B Stock after completion of the actual share exchange. The value of those shares is expected to be added to your RGA Frozen Fund account within two (2) business days of the RGA Class B Stock being added to the Plan Trust.
     Example – if the RGA Class B Stock is added to the RGA Frozen Fund (exchanged) on Wednesday, September 17, 2008, the value of the participant’s RGA Frozen Fund account to be received will be based on the number of individual shares expected to be received multiplied by the closing price of RGA Class B Stock at the end of the day following the share exchange (Thursday), or the earliest trading day that a closing stock price can be determined. Similar to the delay in actual liquidation of equity investment units in your Company Stock account, the addition of equity investment units into your RGA Frozen Fund account may be delayed until the trading day following the first available closing market price of RGA Class B Stock (Friday).
          Participants may notice that the value of their Plan account will decline based on the value of the MetLife Shares tendered on one day (Thursday), and may not see the value of their account increase based on the value of the RGA Class B Stock received until at least one trading day later (Friday), since the RGA Class B Stock may not have a market value until that subsequent trading day. References to specific weekdays are for explanation purposes only and the addition of equity investment units into your RGA Frozen Fund account will be processed as soon as administratively possible.
     As these funds are valued using units and unit values and a small portion of the overall fund’s balance is held in cash to satisfy daily trading requirements, the value of your account may not necessarily equal the calculated exchange value as described above, on subsequent trading days.
SHARES OUTSIDE THE PLAN
     If you hold MetLife Shares outside of the Plan, you will receive, under separate cover, Exchange Offer materials to be used to tender those MetLife Shares. Those Exchange Offer materials may not be used to direct the Trustee to tender or not tender the MetLife Shares attributable to your individual account under the Plan. Likewise, the tender of MetLife Shares attributable to your individual account under the

Plan will not be effective with respect to MetLife Shares you hold outside of the Plan. The direction to tender or not tender MetLife Shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter. Similarly, the enclosed Direction Form and Withdrawal Form may not be used to tender MetLife Shares or withdraw previously tendered MetLife Shares held outside of the Plan.
FURTHER INFORMATION
     If you require additional information concerning the procedure to tender MetLife Shares attributable to your individual account under the Plan, please contact the trustee toll free at (877) 283-5854. If you require additional information concerning the terms and conditions of the Offer, please call D.F. King & Co., Inc, the Information Agent, toll free at (800) 825-0898.
Sincerely,
The Bank of New York Mellon, Trustee